

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2023

Yong Zhang
Chief Executive Officer
Xinyuan Real Estate Co., Ltd.
27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People's Republic of China

> **Re: Xinyuan Real Estate Co., Ltd.**
> **Amendment No. 2 to Form 20-F for the Fiscal Year Ended December 31, 2022**
> **File No. 001-33863**

Dear Yong Zhang:

We have reviewed your September 22, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 11, 2023 letter.

Amendment No. 2 to Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 1

1. We note your response to prior comment 2 and reissue in part. We note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in the British Virgin Islands and Malaysia. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. With respect to (b)(2), please clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities.

2.   We note your responses to comments 1 and 4. We also note your disclosure on page 125 that Mr. Yong Zhang is a member of China Democratic National Construction Association and was a deputy to the 11th and 12th People's Congress of Henan Province in China. We further note that Mr. Haifei He previously served as Chairman and Party Secretary of China Construction Fangcheng Investment & Development Group, as well Assistant General Manager of China State Construction Engineering Corporation. Please explain how you considered these roles in connection with your determination that none of your board members are officials of the Chinese Communist Party.

Please contact Kyle Wiley at 202-344-5791 or Christopher Dunham at 202-551-3783 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Haoze Zheng